Darren K. DeStefano	VIA EDGAR
(703) 456-8034
ddestefano@cooley.com

March 14, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Ms. Amanda Ravitz

Mr. Daniel Morris

Mr. Tom Jones

Mr. David Burton

Ms. Kate Tillan

Re:                             Senseonics Holdings, Inc.

Registration Statement on Form S-1

Filed March 8, 2016

File No. 333-208984

Ladies and Gentlemen:

On behalf of our client, Senseonics Holdings, Inc. (the “Company”), we are responding to a comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) discussed during a March 10, 2016 telephone conversation between Darren DeStefano, of this office, and the Staff (the “Conversation”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

As discussed during the Conversation, the Company acknowledges the Staff’s comment on disclosing a single fixed price at which all shares will be offered and respectfully advises the Staff that the final price will be included in a final prospectus filed pursuant to Rule 424(b) in the time frame required by the rule. In addition, in response to the Staff’s comment on providing the disclosure required by Item 505 of Regulation S-K, the Company has revised the disclosure appearing on pages 154-155 by adding the following sub-section in the “Underwriting” section:

“Determination of Offering Price

Our common stock has been qualified for quotation, since December 23, 2015, on the electronic marketplace operated by OTC Markets Group, Inc. and, to date, has traded on a limited basis.  The public offering price will be determined based on the trading of our shares on the electronic marketplace operated by the OTC Markets Group, Inc. as well as through negotiations between us and the representatives.  In addition to the foregoing and prevailing market conditions, the factors to be considered in determining the public offering price are:

•                  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•                  our financial information;

•                  the history of, and the prospects for, our company and the industry in which we compete;

•                  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•                  the present state of our development; and

•                  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the public offering price.”

*   *   *   *

The Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please fax any additional comment letters concerning the Amended Registration Statement to (703) 456-8100 and direct any questions or comments concerning this response letter to the undersigned at (703) 456-8034.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	Timothy T. Goodnow, Senseonics Holdings, Inc.
R. Don Elsey, Senseonics Holdings, Inc.
Christian E. Plaza, Cooley LLP
Donald J. Murray, Covington & Burling, LLP
Brian K. Rosenzweig, Covington & Burling, LLP